14042293

OMB APPROVAL
OMB Number: 3235-0123
Expires: March 31, 2016
Estimated average burden hours per response . . . 12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-~~48790~~ 43472

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/13 (MM/DD/YY) AND ENDING 9/30/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Powell Capital Markets, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3 Becker Farm Road
(No. and Street)

Roseland	NJ	07068
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Arthur F. Powell (973) 740-1230
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name - if individual, state last, first, middle name)

4 Becker Farm Road	Roseland	NJ	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

AFFIRMATION

I, Arthur F. Powell, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Powell Capital Markets, Inc. for the year ended September 30, 2014, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Arthur F Powell

Signature

President

Title

Julia Ehlers

Notary Public

Commission expires 10/25/17

Powell Capital Markets, Inc.

Statement of Financial Condition and
Report of Independent Registered
Public Accounting Firm
September 30, 2014

Powell Capital Markets, Inc.

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Powell Capital Markets, Inc.
Index
September 30, 2014

KPMG LLP
4 Becker Farm Road
Roseland, NJ 07068

Report of Independent Registered Public Accounting Firm

To Powell Capital Markets, Inc.

We have audited the accompanying statement of financial condition of Powell Capital Markets, Inc. (the "Company") as of September 30, 2014. The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Powell Capital Markets, Inc. as of September 30, 2014 in conformity with U.S. generally accepted accounting principles.

KPMG LLP

December 12, 2014

Powell Capital Markets, Inc.

Statement of Financial Condition
September 30, 2014

Assets		
Cash	$	262,343
Receivable from clearing broker		32,715
Fees receivable		30,000
Fixed assets (net of accumulated depreciation of $170,601)		2,538
Income tax receivable		8,000
Prepaid and other assets		95,405
Total assets	$	431,001
Liabilities and Stockholder's Equity		
Accounts payable	$	18,887
Deferred tax liabilities		6,000
Total liabilities		24,887
Stockholder's equity		
Common stock, no par value, 1,000 shares authorized, 400 shares issued and outstanding		40,000
Additional paid-in capital		261,500
Retained earnings		104,614
Total stockholder's equity		406,114
Total liabilities and stockholder's equity	$	431,001

1. Nature of Operations

Powell Capital Markets, Inc. (the "Company"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company participates in municipal bond underwritings and performs advisory services.

2. Summary of Significant Accounting Policies

Basis of Presentation
These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Revenue recognition
Management fees and profits from participation in municipal securities underwritings are recorded on the closing date of each underwriting.

Fixed assets
Fixed assets are recorded at cost, net of accumulated depreciation, which is calculated on a straight-line basis over estimated useful lives of three to five years.

Income Taxes
The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for difference between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the matters are classified as a component of income tax expense.

2. Summary of Significant Accounting Policies (continued)

Income Taxes

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce stockholder's equity. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Company files its income tax returns in the U.S. federal and state jurisdictions. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for years before the year ended September 30, 2011. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

In accordance with the provisions of FASB ASC 740, "Income Taxes", deferred tax assets and liabilities are recognized for the future tax effect of differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to be in effect during the year in which the basis differences reverse. In the event it is more likely than not that a deferred tax asset will not be realized, a valuation allowance is recorded.

FASB ASC 740 also sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions. This interpretation uses a two-step approach wherein a tax benefit is recognized if a position is more likely than not to be sustained. The amount of the benefit is then measured to be the highest tax benefit that is greater than 50% likely to be realized.

The Company uses cash basis for tax return purposes.

At September 30, 2014, management has determined that the Company had no uncertain tax positions that would require financial statement recognition.

Due from Officer

Approximately $70,000 is due from officer as of September 30, 2014 and is included in prepaid and other assets in the accompanying statement of financial condition. The account is non-interest bearing and is due on demand.

3. Fixed Assets

Fixed assets consist of the following at September 30, 2014:

Telephone and computer equipment	$ 126,471
Furniture and fixtures	46,668
	173,139
Less: Accumulated depreciation	170,601
	$ 2,538

Depreciation expense was $972 for the year ended September 30, 2014.

4. Profit Sharing Plan

The Company has a profit sharing plan, which covers all employees that meet certain eligibility requirements. Contributions to the plan are made at the discretion of the Company's Board of Directors. There was a contribution of $11,167 made during the current fiscal year ended September 30, 2014.

5. Income Taxes

Income tax expense/(benefit) for the year ended September 30, 2014 are summarized as follows:

	Current	Deferred	Total
Federal	$ (3,500)	4,000	$ 500
State	(2,944)	2,000	(944)
	$ (6,444)	6,000	$ (444)

The effective tax rate for the Company differs from the statutory federal rate primarily due to state and local taxes, as well as meals and entertainment and accrual to return adjustment.

At September 30, 2014 the deferred tax liabilities resulted primarily from timing difference resulting from difference in accrual accounting for financial reporting purposes and cash basis accounting for tax reporting purposes. The tax effects of these differences were as follows:

5. Income Taxes (continued)

Deferred tax assets:		
Accounts payable	$	4,200
Total deferred tax asset	$	4,200
Deferred tax liabilities:		
Accounts receivable	$	6,700
Prepaid expenses		3,500
Total deferred tax liabilities	$	10,200
Net deferred tax asset/(liability)	$	(6,000)

The Company recognized accrued interest and penalties related to unrecognized tax benefits in income taxes.

6. Regulatory Requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2014, the Company had net capital of approximately $296,000 which exceeded the required net capital by approximately $196,000.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 under section (k)(2)(ii) of that rule.

7. Commitment

The Company rents office space under an operating lease that expires in November 2015. The approximate future annual rental commitments under the lease, as of September 30, 2014 are as follows:

Year Ending September 30,		Total Commitments
2015	$	62,000
2016		10,000
	$	72,000

Rent expense recorded under this lease was $67,345, including utilities for the year ended September 30, 2014.

8. Off-balance sheet risk and concentration of credit risk

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its sole clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts.

In addition, the receivable from the clearing broker is pursuant to this clearance agreement and includes a clearing deposit of $25,000.

The Company maintains its cash balances in multiple financial institutions.